Exhibit 99.1

Vinci Partners Press Release APRIL 25 2024

VINCI PARTNERS TO EXPAND AGRIBUSINESS FOOTPRINT WITH THE ACQUISITION OF MAV CAPITAL

•	MAV Capital is an alternative asset manager focused on agribusiness with approximately R$550 million in assets under management in sector specific private credit funds, led by a best-in-class and highly seasoned team with extensive experience in the sector;

•	The transaction aims to consolidate Vinci’s position across the agribusiness segment in Brazil, a substantially underserved segment by the investment industry;

•	Brazil exhibits numerous competitive advantages and is currently recognized as a key global player, while locally agribusiness and related activities are a meaningful contributor to the country’s GDP;

•	The acquisition is aligned with Vinci’s long-term growth plan, enabling Vinci to further expand its product offering by enhancing its credit segment and creating a dedicated vertical to the Agribusiness sector;

Rio de Janeiro, April 25, 2024 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” “Vinci,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today an agreement (“Transaction”) to acquire MAV Capital (“MAV,” “Team”), an alternative asset manager focused on the agribusiness segment in Brazil, with approximately R$550 million in assets under management.

“We are thrilled to announce this transaction and welcome the MAV team to our platform. We firmly believe that MAV's exceptional team will be a great addition to the platform and will act as a powerful catalyst to solidify our presence in the agribusiness landscape” said Alessandro Horta, Vinci Partners’ Chief Executive Officer and Director.

“The agribusiness impact in Brazil is substantial, with the country being recognized as a key global player and a major exporter, thanks to its competitive advantages like extensive fertile land and favorable climate conditions.

Access to credit poses a significant challenge for producers, driving them towards private credit and capital markets, which translates into a sizeable market opportunity to Vinci. Having a dedicated, first-class team with extensive experience and a proven track record deploying capital to the sector allows us to expand our franchise and tackle this opportunity. This transaction is aligned with Vinci's long-term goals of broadening its business lines and building leading franchises.”

Founded in 2021, MAV Capital is an alternative asset manager focused on the agribusiness sector, led by a seasoned management team with an extensive track record. The Team manages roughly R$550 million in assets, through five investment vehicles comprising more than 35 in-house structured credit operations across a number of sectors, such as Agribusiness, Real Estate and Infrastructure.

MAV´s senior management team boasts more than 20 years of experience, under the leadership of André Ito, a respected professional with a background in major banking institutions. The Team manages capital pools through closed-end fund structures, featuring long-term lockups extending up to ten years. Their

Vinci Partners Press Release APRIL 25 2024

flagship strategy revolves around acquiring debt securities within the agribusiness sector, with two vintages raised between 2021 and 2023.

“We are extremely happy to join Vinci, as we see a strong business and cultural fit. Combining our extensive expertise in originating operations across the agricultural sector with Vinci's well-established platform and distribution capabilities will be pivotal in expanding the franchise and crafting a leading solutions provider in the segment.” said André Ito, founding partner and CEO of MAV Capital.

Transaction Overview

The Transaction will have an initial cash component, with an additional consideration in cash through an earnout structure to be paid in 2028, subject to the achievement of certain incremental management fee revenue targets.

The Transaction is expected to close in the third quarter of 2024, subject to regulatory approvals and other customary closing conditions. The acquisition of MAV Capital is not expected to have a meaningful impact to the company’s short-term results.

Seneca Evercore acted as financial advisor to Vinci, with Lefosse Advogados as legal counsel. Themudo Lessa Advogados acted as legal counsel for MAV Capital.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, special situations, investment products and solutions and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

About MAV Capital

MAV Capital is an alternative asset manager focused on the agribusiness sector, founded in 2021, led by a seasoned management team with an extensive track record, managing approximately R$550 million in assets through five investment funds.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm

Vinci Partners Press Release APRIL 25 2024

expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240